                                                                     EXHIBIT (h)

                               FORM OF TAX OPINION

                                 ________, 2002

Hemet Bancorp
3715 Sunnyside Drive
Riverside, California 92506

        Re: Proposed Merger Involving Hemet Bancorp and Hemet Financial
            Group, Inc.

Ladies and Gentlemen:

        We have served as counsel to Hemet Bancorp, a California corporation ("HBC") in connection with the proposed merger of Hemet Financial Group, Inc., a Nevada corporation ("HFG"), with and into HBC, with HBC as the surviving entity, pursuant to the Plan and Agreement of Merger, dated as of May 22, 2002, by and between HBC and HFG (the "Merger Agreement"). Any terms not otherwise defined herein have the meaning assigned to them in the Merger Agreement.

        In accordance with section 9.1(f) of the Merger Agreement, you have requested our opinion as to certain United States federal income tax consequences of the Merger. In rendering the opinions expressed herein, we have examined and relied upon such documents as we deemed appropriate, including the Merger Agreement, the Proxy Statement on Schedule 14A filed by HBC with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the "Proxy Statement"), and the subscription, disclosure, and other documents related to the HFG Financing.

        Based upon and subject to the foregoing, it is our opinion that the merger of HFG with and into HBC, the conversion of shares of HFG Common Stock into the right to receive shares of HBC Common Stock, and the conversion of shares of the HBC Common Stock into the right to receive the Cash Payment, as provided in the Merger Agreement, should be treated for federal income tax purposes as a redemption (within the meaning of section 317(b) of the Internal Revenue Code of 1986, as amended) by HBC of the shares of HBC Common Stock converted into the right to receive the Cash Payment where no mandatory obligation to offset applies as a result of the HFG Financing; no gain or loss should be recognized by HBC pursuant to consummation of the Merger; and no gain or loss should be recognized by the stockholders of HFG upon the conversion of their shares of HFG Common Stock into the right to receive shares of HBC Common Stock, as provided for in the Merger Agreement.

The opinion set forth above is based upon existing statutory, regulatory, and judicial authority, any of which may be changed at any time, possibly with retroactive

Hemet Bancorp
________, 2002
Page 2

effect. The opinion expressed herein does not address the state, local, or foreign tax consequences of the Merger.

        Our opinion cannot be relied upon if any of the facts pertinent to the federal income tax treatment of the Merger stated in the Merger Agreement, the Proxy Statement, or the subscription, disclosure, and other documents related to the HFG Financing is or becomes inaccurate in any material respect. We assume no obligation to revise or supplement this opinion in the event of any change in existing statutory, regulatory, or judicial authority. No tax ruling has been sought from the Internal Revenue Service ("IRS") with respect to any of the matters discussed herein. Unlike a ruling from the IRS, an opinion of counsel is not binding on the IRS. Hence, no assurance can be given that the opinion stated in this letter will not be successfully challenged by the IRS or that a court would reach the same conclusion.

        This opinion is provided solely for the benefit and use of HBC. No other party or person is entitled to rely on the opinion.

                                            Very truly yours,

                                      -2-